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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **August 18, 2008**

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604 Vancouver, British Columbia, Canada	**V6C 2T7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 689-0188

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 7.01 FD Disclosure.

WATKINS, MN and VANCOUVER, BC--(MARKET WIRE)--Aug 18, 2008 -- International Barrier Technology Inc. ("Barrier") (OTCBB = IBTGF.OB) (TSX = IBH.V), a manufacturer of proprietary fire resistant building materials, is pleased to report double digit growth in overall sales revenue and sales volume for the month of July 2008. Overall monthly sales revenue increased 27% to $527,157 from $416,500 in July of 2007. Sales revenue into the Commercial Modular Market increased 27% from $160,884 to $203,927 and grew slightly for the Multi-Family Residential Roof Deck and Structural Insulated Panel market ($58,682 vs. $57,088 in July 07).

Shipments of Blazeguard products for the month of July 2008 grew 15.5% over July 2007 (713,800 sq. ft. vs. 618,100 sq. ft.). Of the total, 579,500 sq. ft. was shipped into the Commercial Modular market; 102,700 sq. ft. went into the Multi-Family Residential Roof Deck market; and 31,700 sq. ft. into the Structural Insulated Panel market.

"In addition to increasing sales trends, Barrier is excited at the growth opportunity in the wildfire prone areas of California"" states Dr. Michael Huddy, President. "Recent state wide code changes are requiring additional fire resistant building materials for new construction. Barrier is already seeing heightened requests for non-combustible and ignition resistant materials in very high fire hazard severity zones".

Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

> 99.1   Press Release, August 18, 2008


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 19, 2008   International Barrier Technologies Inc.
                                     (Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)

2



News Release
For Immediate Release:
August 18, 2008

International Barrier Technology Realizes 27% Sales Revenue Growth and 15.5% Sales Volume Growth Year-to-Year for July 2008

Watkins, MN; Vancouver, BC August 18, 2008 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**), a manufacturer of proprietary fire resistant building materials, is pleased to report double digit growth in overall sales revenue and sales volume for the month of July 2008. Overall monthly sales revenue increased 27% to $527,157 from $416,500 in July of 2007. Sales revenue into the Commercial Modular Market increased 27% from $160,884 to $203,927 and grew slightly for the Multi-Family Residential Roof Deck and Structural Insulated Panel market ($58,682 vs. $57,088 in July 07).

Shipments of Blazeguard products for the month of July 2008 grew 15.5% over July 2007 (713,800 sq. ft. vs. 618,100 sq. ft.) Of the total, 579,500 sq. ft. was shipped into the Commercial Modular market; 102,700 sq. ft. went into the Multi-family Residential Roof Deck market; and 31,700 sq ft into the Structural Insulated Panel market.

"In addition to increasing sales trends, Barrier is excited at the growth opportunity in the wildfire prone areas of California," states Dr. Michael Huddy, President. "Recent state wide code changes are requiring additional fire resistant building materials for new construction. Barrier is already seeing heightened requests for non-combustible and ignition resistant materials in very high fire hazard severity zones."

About International Barrier Technology Inc.

International Barrier Technology Inc. (OTCBB: IBTGF; TSXV: IBH) develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. Barrier's award-winning Blazeguard® wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard® provides Barrier's customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. Blazeguard® customers include many of the top multifamily homebuilders, and commercial modular building manufacturers in the United States.

INTERNATIONAL BARRIER TECHNOLOGY INC.

____

Michael D. Huddy
President, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

Melissa McElwee, Investor Relations Manager
International Barrier Technology
(866) 735-3519
mmcelwee@intlbarrier.com
For more information please visit:
www.intlbarrier.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.